AB
2/27

SEC Mail
Mail Processing
Section

FEB 25 2008

Washington, DC
106

SECURITI‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖ ION
08026183

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 25203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: <u>CAPITAL FINANCIAL SERVICES, INC.</u>

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET
                                  (No. and Street)

MINOT	ND	58703-3189
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CARLSON   (701) 852-5292
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>BRADY MARTZ AND ASSOCIATES, P.C.</u>
                (Name - if individual, state last, first, middle name)

24 WEST CENTRAL	MINOT	ND	58703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JOHN CARLSON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL FINANCIAL SERVICES, INC._____, as of DECEMBER 31, 2007. are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors   N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation   N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.   N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2007 AND 2006

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS



BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Capital Financial Services, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2007 and 2006 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 19, 2008

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

1

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	2007		2006
CURRENT ASSETS			
Cash and cash equivalents	$ 2,234,755	$	1,419,090
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2007 and $0 for 2006)	1,715,400		1,275,679
Prepaid assets	3,358		25,105
Other assets	1,430		2,861
Total current assets	$ 3,954,943	$	2,722,735
PROPERTY AND EQUIPMENT	$ 78,156	$	27,545
Less accumulated depreciation	16,446		5,751
Net property and equipment	$ 61,710	$	21,794
OTHER ASSETS			
Clearing deposit	$ 175,279	$	75,279
Total other assets	$ 175,279	$	75,279
TOTAL ASSETS	$ 4,191,932	$	2,819,808

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007		2006
CURRENT LIABILITIES			
Commissions and fees payable	$ 1,908,498	$	1,353,017
Accrued expenses	290,655		86,337
Total current liabilities	$ 2,199,153	$	1,439,354
TOTAL LIABILITIES	$ 2,199,153	$	1,439,354
STOCKHOLDERS EQUITY			
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$ 5,000	$	5,000
Additional paid-in capital	73,392		73,392
Retained earnings	1,914,387		1,302,062
TOTAL STOCKHOLDERS' EQUITY	$ 1,992,779	$	1,380,454
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,191,932	$	2,819,808

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006
INCOME			
Commission and underwriting income	$ 29,648,865	$	19,088,619
Fee income	2,127,388		1,271,112
Interest and other income	223,258		183,220
Total income	$ 31,999,511	$	20,542,951
EXPENSES			
Commission expense	$ 28,348,313	$	18,413,922
Professional fees	23,444		14,210
Advertising and promotion	4,573		1,747
Printing and postage	40,169		21,633
Dues, fees, and registrations	49,034		19,467
Compensation and benefits	1,521,025		877,343
Rent	36,631		19,565
Travel	38,812		38,808
Phone	21,691		14,186
Office and computer supplies	24,208		12,559
Depreciation	10,695		3,503
Overhead	122,000		-
Other expenses	113,856		119,771
Total expenses	$ 30,354,451	$	19,556,714
INCOME BEFORE INCOME TAX EXPENSE	$ 1,645,060	$	986,237
INCOME TAX EXPENSE	(644,900)		(386,600)
NET INCOME	$ 1,000,160	$	599,637

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 5,000	$ 73,392	$ 728,825	$ 807,217
Net income	0	0	599,637	599,637
Dividends	0	0	(26,400)	(26,400)
Balance, December 31, 2006	$ 5,000	$ 73,392	$ 1,302,062	$ 1,380,454
Net income	0	0	1,000,160	1,000,160
Dividends	0	0	(387,835)	(387,835)
Balance, December 31, 2007	$ 5,000	$ 73,392	$ 1,914,387	$ 1,992,779

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,000,160	$ 599,637
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	10,695	3,503
Gain on sale of stock	-	(142)
Effects on operating cash flows due to changes in:		
Prepaid assets	21,747	(411)
Accounts and commissions receivable	(439,721)	(247,400)
Other assets	1,431	10,087
Clearing deposit	(100,000)	-
Commissions and fees payable	555,481	310,214
Other liabilities	204,318	(36,211)
Net cash provided by operating activities	$ 1,254,111	$ 639,277
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(50,611)	(14,199)
Purchase of stock	-	(4,800)
Proceeds from sale of stock	-	8,242
Net cash used by investing activities	$ (50,611)	$ (10,757)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	$ (387,835)	$ (26,400)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 815,665	$ 602,120
CASH AND CASH EQUIVALENTS AT		
BEGINNING OF YEAR	1,419,090	816,970
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,234,755	$ 1,419,090
SUPPLEMENTARY DISCLOSURE OF		
CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 644,900	$ 386,600

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Parent"). Integrity Funds Distributor, Inc. is also a wholly-owned subsidiary of the Parent. The Company's primary operations are as a broker-dealer for distribution of shares of various unaffiliated mutual funds, variable annuities, and other marketable securities. The Company also earns investment advisory fees in connection with its registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Advisory Fee Revenue - Advisory fee revenue is recognized in the period earned.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INVESTMENTS**

The Company purchased 300 NASD warrants on June 28, 2000 for $3,300. These warrants were exercisable into a total of 300 NASDAQ shares in accordance with the time line stated below. In June of 2006, the Company exercised the warrants by paying the exercise price of $16 per warrant, for a total of $4,800. In July of 2006, the NASDAQ shares were sold for total proceeds of $8,242. The Company realized a gain on the sale of the NASDAQ shares of $142.

Maximum number of shares of common stock subject to exercise	Exercise Start Date	Exercise End Date	Exercise Price
300	June 28, 2005	June 27, 2006	$16

NOTE 4 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its Parent. The tax provisions consisted of the following:

	2007	2006
Federal	$ 559,300	$ 335,300
State	85,600	51,300
Total	$ 644,900	$ 386,600

A reconciliation of the differences between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

	2007	2006
Expected income tax expense at the U.S. Statutory rate	$ 559,300	$ 335,300
The affect of:		
Increase due to state taxes, net of U.S. Federal income tax effects	85,600	51,300
Income tax expense	$ 644,900	$ 386,600

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $1,504,627, which was $1,358,017 in excess of its minimum required net capital of $146,610. The Company's net capital ratio was to 1.46 to 1.

NOTE 6 - ADVERTISING COSTS

Advertising costs are expensed as incurred. Total advertising expenses were $4,573 and $1,747 for the years ended December 31, 2007 and 2006, respectively.

NOTE 7 - SIGNIFICANT ESTIMATES

The Company's receivables as of December 31, 2007 and 2006 included 12b-1 receivables of $960,800 and $714,287, respectively. The Company's receivables as of December 31, 2007 and 2006 also included investment advisory receivables of $400,033 and $219,504, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 8 - RISKS AND UNCERTAINTIES

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that could have resulted from that risk totaled approximately $2,142,948 as of December 31, 2007.

NOTE 9 - RELATED PARTY TRANSACTIONS

The transactions between Capital Financial Services, Inc., Integrity Mutual Funds, Inc., and Integrity Funds Distributor, Inc. are summarized below:

	2007	2006
Commission and other fees received from Integrity Funds Distributor, Inc.	$ 142,797	$ 98,895
Commission and other fees paid to Integrity Funds Distributor, Inc.	$ 15,193	$ -

8

SUPPLEMENTARY INFORMATION

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL		
Total stockholders' equity	$ 1,992,779	$ 1,380,454
Less non-allowable assets:		
Prepaid assets	(3,358)	(25,105)
Property and equipment	(61,710)	(21,794)
Other deductions	(28,859)	(35,643)
Other assets	(1,431)	(2,861)
Clearing deposits	(135,000)	-
Accounts and commissions receivable	(257,794)	(200,939)
Net capital	$ 1,504,627	$ 1,094,112
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 1,908,498	$ 1,353,017
Accrued expenses	290,655	86,337
Total aggregate indebtedness	$ 2,199,153	$ 1,439,354
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements$_1$	$ 146,610	$ 95,956
Excess net capital at 1500%$_2$	$ 1,358,017	$ 998,156
Excess net capital at 1000%$_2$	$ 1,284,712	$ 950,177
Ratio: Aggregate indebtedness to net capital	1.46 to 1	1.32 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 1,504,627	$ 1,092,869
Net audit adjustments to allowable assets	-	1,243
Net capital per above	$ 1,504,627	$ 1,094,112

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2007	2006
1500%	$ 146,610	$ 95,956
1000%	$ 219,915	$ 143,935

9

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2007 AND 2006

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, are not required.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Capital Financial Services, Inc. (the Company), as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central   P.O. Box 848
Minot, ND 58702-0848   (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND   Bismarck, ND   Thief River Falls, MN

RSM McGladrey Network
An Independently Owned Member

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 19, 2008

END